Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	Quarter Ended	Fiscal Years Ended December 31,
	March 31, 2006	2005	2004		2003	2002	2001
EARNINGS:
Net income (loss) before taxes	$(3,037)	$7,592	$(832)		$(3,791)	$(2,785)	$(8,697)
Fixed charges	157	1,045	1,683		1,658	1,584	1,282

Total earnings (loss)	$(2,880)	$8,637	$851		$(2,133)	$(1,201)	$(7,415)

FIXED CHARGES:
Interest expense	$0	$275	$420		$333	315	$465
Non-cash amortization of deemed debt discount	0	108	522		522	415	0
Estimated interest charges within rental expense	157	662	741		803	854	817

Total fixed charges	$157	$1,045	$1,683		$1,658	$1,584	$1,282

RATIO OF EARNINGS TO FIXED CHARGES	N/A (1)	8.3	N/A	(2)	N/A (3)	N/A (4)	N/A (5)

1.	As a result of the net loss incurred in the quarter ended March 31, 2006, the Company was unable to fully cover fixed charges. The amount of such deficiency was approximately $3.0 million for the quarter ended March 31, 2006.

2.	As a result of the net loss incurred in fiscal year 2004, the Company was unable to fully cover fixed charges. The amount of such deficiency was approximately $0.8 million for fiscal year 2004.

3.	As a result of the net loss incurred in fiscal year 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency was approximately $3.8 million for fiscal year 2003.

4.	As a result of the net loss incurred in fiscal year 2002, the Company was unable to fully cover fixed charges. The amount of such deficiency was approximately $2.8 million for fiscal year 2002.

5.	As a result of the net loss incurred in fiscal year 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency was approximately $8.7 million for fiscal year 2001.